Filed by AltC Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: August 31, 2023

Oklo Tentatively Selected to Provide Clean and Resilient Power to Eielson Air Force Base

•	The Defense Logistics Agency Energy, on behalf of the United States Air Force and the United States Department of Defense, has selected Oklo as the pending contractor awardee to site a micro-reactor at Eielson Air Force Base in Alaska to provide clean, reliable power to the facility.
•	Oklo will have the opportunity to design, construct, own, and operate the power plant to deliver clean, reliable electricity and steam to Eielson Air Force Base in this pioneering project under a long-term power purchase agreement.

EIELSON AIR FORCE BASE, Alaska – The Defense Logistics Agency Energy on behalf of the United States Air Force has issued a Notice of Intent to Award a contract to Oklo Inc. to provide power and heat at the Eielson Air Force Base as part of the Air Force's micro-reactor pilot program. This project represents a significant stride towards ensuring a clean and resilient energy supply for critical national security infrastructure.

This selection initiates the acquisition process to potentially award a contract to Oklo. Oklo would obtain a license for its power plant from the Nuclear Regulatory Commission, construct the power plant, and operate it to deliver both electricity and steam to the Eielson Air Force Base under a long-term power purchase agreement executed by the Defense Logistics Agency Energy. “We are honored to be at the forefront of increasing resilience and reducing emissions, while driving national security forward,” said Jacob DeWitte, Co-Founder and CEO of Oklo. The Air Force micro-reactor pilot program was initiated in response to the Fiscal Year 2019 National Defense Authorization Act, which required the Department of Defense to identify potential military locations to site, construct, and operate a micro-reactor.

Oklo’s power plant uses a fast reactor design based on demonstrated technology with a history of successful operation. The technology’s ability to operate independently from the grid while providing a clean and reliable power source makes it an ideal solution for domestic military installations critical to national security infrastructure.

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About Oklo Inc.: Oklo Inc. (“Oklo” or the “Company”) is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission (“NRC”), and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. national laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (“AltC”) (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding the U.S. Air Force’s pilot micro-reactor program and Oklo’s potential selection for such program, Oklo’s completion of the requirements set forth in the Notice of Intent to Award (NOITA) letter, the award of a final contract to Oklo, the construction, ownership and operation by Oklo of a power plant for Eielson Air Force Base (“Eielson AFB”), the licensing of such power plant by the NRC, the safety profile of Oklo’s technology, the execution of a definitive power purchase agreement by the Defense Logistics Agency Energy, the success of Oklo’s power plants in serving Eielson AFB, Eielson AFB’s being the first U.S. military installation to receive electricity and steam from a commercial micro-reactor under a long-term power purchase agreement, and the consummation of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks relating to Oklo’s final selection for the pilot program discussed herein; risks related to Oklo’s ability to satisfy any requirements set forth in the NOITA letter; risks related to the deployment of Oklo’s powerhouses, including those that affect Oklo’s successful deployment, construction and operation of a power plant for Eielson AFB; risks relating to the licensing by the NRC of the powerhouse contemplated by the pilot program discussed herein; risks relating to the safety of Oklo’s technology; the risks that the United States Department of Defense or the United States Air Force in the future is unable or unwilling to proceed with the pilot program; the risk that Oklo and the Defense Logistics Agency Energy do not ever enter into any definitive agreements relating to the purchase and sale of electricity or steam for the activities noted in this release; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by AltC, including the registration statement on Form S-4 that AltC intends to file. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipate that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. AltC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, as well as other documents filed with the SEC by AltC in connection with the proposed business combination, as these documents will contain important information about AltC, Oklo and the proposed business combination. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the proposed business combination will be set forth in AltC’s proxy statement/prospectus/consent solicitation statement when it is filed with the SEC. You can find more information about AltC’s directors and executive officers in AltC’s final prospectus filed with the SEC on July 7, 2021 and in the Annual Reports filed by AltC with the SEC on Form 10-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact for Oklo

Bonita Chester

Director of Communications and Media

media@oklo.com

Christina Stenson / Michael Landau
Gladstone Place Partners
(212) 230-5930

Investor Contact

Caldwell Bailey / Eduardo Royes
ICR, Inc.
OkloIR@icrinc.com